UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*

                                   AKORN, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    009728106
                                 (CUSIP Number)

                                December 31, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages

                                                               Page 2 of 5 Pages
1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

               PEQUOT CAPITAL MANAGEMENT, INC.
               06-1524885

2     Check the Appropriate Box If a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [ ]

3     SEC Use Only

4     Citizenship or Place of Organization

               CONNECTICUT

                    5     Sole Voting Power
 Number of                     18,209,878
  Shares
Beneficially        6     Shared Voting Power
 Owned By                      0
  Each
Reporting           7     Sole Dispositive Power
 Person                        18,373,972
  With
                    8     Shared Dispositive Power
                               0

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                    18,373,972

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                    [   ]

11    Percent of Class Represented By Amount in Row (9)

                    42.7%

12    Type of Reporting Person (See Instructions)

                    IA, CO

                                                               Page 3 of 5 Pages

Item 1(a)  Name of Issuer:

           Akorn, Inc.(the "Issuer").

Item 1(b)  Address of the Issuer's Principal Executive Offices:

           2500 Millbrook Drive Buffalo Grove, IL 60089

Item 2(a)  Name of Person Filing:

           This statement is filed on behalf of Pequot Capital Management, Inc. (the "Reporting Person").

Item 2(b)  Address of Principal Business Office or, if None, Residence:

           The address of the principal business office of the Reporting Person is 500 Nyala Farm Road, Westport, CT, 06880.

Item 2(c)  Citizenship:

           Pequot Capital Management, Inc. is a Connecticut corporation.

Item 2(d)  Title of Class of Securities:

           Common Stock, no par value per share (the "Common Stock").

Item 2(e)  CUSIP Number:

           009728106

Item  3.   This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).

           The  Reporting  Person  is an  investment  adviser  registered  under
           Section 203 of the Investment Advisers Act of 1940.


Item 4.    Ownership:

           Ownership as of December 31, 2005 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person.

           The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The Reporting Person beneficially owns 18,373,972 shares of Common Stock of Issuer, due to the beneficial ownership of the following: (i) 2,996,000 shares of Common Stock; (ii) 12,184,145 shares of Common Stock underlying 80,000 shares of the Issuer's Series A 6% Participating Convertible Preferred Stock, par value $1.00 per share and 2,007,604 shares of Common Stock underlying 50,000 shares of the Issuer's Series B 6% Participating Convertible Preferred Stock, par value $1.00 per share (the "Preferred Stock"), as of the date hereof, subject to adjustment from time-to-time and in accordance with the terms and conditions of the Issuer's Articles of Amendment to Articles of Incorporation; and
           (iii) 630,667 shares of Common Stock  underlying  warrants for Common

           Stock, at a purchase price of $1.00 per share and 555,556 shares of Common Stock underlying warrants for Common Stock, at a purchase price of $3.50 per share (collectively, the "Warrants"), subject to adjustment from time-to-time as provided in such Warrants and in the Warrant Agreements between the Issuer and the Reporting Person, dated October 7, 2003 and August 23, 2004, respectively.


Item 5.    Ownership of Five Percent or Less of a Class:

           This Item 5 is not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           The  reporting  person  is an  investment  adviser  registered  under
           Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares which are the subject of this filing through the investment discretion the reporting person exercises over its clients' accounts. Although such accounts do not have beneficial ownership of such shares for purposes of Section 13 and Section 16 of the Securities Exchange Act of 1934, two accounts of the reporting person, Pequot Healthcare Fund, L.P. and Pequot Healthcare Offshore Fund, Inc., each own of record more than 5% of the issuer's outstanding shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           This Item 7 is not applicable.

Item 8.    Identification and Classification of Members of the Group:

           This Item 8 is not applicable.

Item 9.    Notice of Dissolution of Group:

           This Item 9 is not applicable.

Item 10.   Certification:

           By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURES


           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2006               PEQUOT CAPITAL MANAGEMENT, INC.

                                       By:      /s/ Aryeh Davis
                                               ---------------------------------
                                       Name:    Aryeh Davis
                                       Title:   Chief Operating Officer,
                                                General Counsel and Secretary